

December 29, 2016

Mr. Michael J. Fox
Manager
Park City Capital, LLC
200 Crescent Court, Suite 1575
Dallas, Texas 75201

> **Re:** **ARI Network Services, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed by Park City Capital, LLC, Park City Capital Offshore Master, Ltd.,**
> **Michael J. Fox and John M. Mueller**
> **Filed December 27, 2016**
> **File No. 001-19608**

Dear Mr. Fox:

We have reviewed the above filing and have the following comment.

<u>General</u>

1.   On page one of the press release, Park City Capital claims the following as a basis for its belief that ARI's disclosure is dishonest: "ARI continues to state that [ARI's nominee] was not charged by the SEC, even after being forced by the SEC to retract its statement that this 'effectively exonerated' [ARI's nominee]." As an initial matter, with regard to the second clause of this sentence, please refrain from assigning views or actions to the Commission or its staff in your solicitation materials. Please also advise as to how ARI's revised assessment of the import of its original statement supports the belief that the original statement itself (i.e., that its nominee was not charged) is dishonest.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Derek D. Bork, Esq.
Thompson Hine LLP